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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
Rosenthal, Abraham                                  (Month/Day/Year)       Prime Retail, Inc. (PRT)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)            6/15/98        5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-    X  Director           10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
100 East Pratt Street                               Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X   title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                            Chief Executive Officer               Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
Baltimore          Maryland           21202                                                                    ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                         4,000                              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          of                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Prime Retail, L.P. Common Units     6/15/98  none    Common Stock            227,892    exchangeable      D
                                                                                        on a 1:1 ratio
                                                                                        for Common Stock
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Prime Retail, L.P. Common Units     6/15/98  none    Common Stock            125,000    exchangeable      I      By a limited
                                                                                        on a 1:1 ratio           liability company
                                                                                        for Common Stock         controlled by
                                                                                                                 Mr. Rosenthal
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Prime Retail, L.P. Common Units     6/15/98  none    Common Stock            18,198     exchangeable      I      By trust for the
                                                                                        on a 1:1 ratio           benefit of
                                                                                        for Common Stock         Mr. Rosenthal's
                                                                                                                 children
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Prime Retail, Inc. Stock              (2)     (3)    Common Stock            525,000    50,000 at $11.88  D
Options (1)                                                                             25,000 at $12.53
                                                                                        150,000 at $19.00
                                                                                        300,000 at $13.09
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Prime Retail, L.P. Common Unit      6/15/98 12/31/00 Common Stock (4)        50,000     $13.00            D
Options
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Explanation of Responses:
(1) Mr. Rosenthal has the right to buy the equity securities subject to the Options.
(2) 300,001 Options are exercisable as of 6/15/98 with 24,999 Options vesting approximately 2,500 per month, 100,000 Options vesting on 6/12/99 and 100,000 Options vesting on 6/12/00.
(3) 50,000, 25,000, 150,000 and 300,000 Options expire on 2/16/06, 5/29/07, 3/18/04 and 6/12/08, respectively.
(4) Prime Retail, L. P. Common Unit Options can be exercised to receive Common Units, which can be exchanged for Common Stock.

                                                                         /s/  Abraham Rosenthal                     6/15/98
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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